Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Second Quarter of 2015

Hong Kong, August 14, 2015 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the second quarter ended June 30, 2015.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We are pleased that our results for the second quarter were in line with the expectations we laid out when we announced the recalibration of our go forward strategy in June. We believe this is quite a positive start in our stated effort to focus on more quickly making our business more nimble, efficient and profitable. In particular, although several new products are still in the early stages of their product life cycle, we are delighted that in the second quarter we experienced good momentum with respect to demand for the innovative, high-margin products that we intend to bring to market in key markets such as Japan, the U.S. and emerging countries. We believe this bodes well for us and we expect to see a corresponding positive impact on our financial performance over time.”

“As we move into the second half of the year, we will remain singularly focused on executing the more aggressive business transformation that we described at the end of the first quarter. As planned, we will continue to streamline our business model and focus on growing only the most profitable broadband products and markets, all to support the most promising assets in our pipeline and to reach the customers who will fully appreciate our offering. At the same time, we will continue to drive down our cost base in order to deliver operating leverage and create a stronger overall foundation for the business. We believe our efforts to strengthen the fundamentals of our business will start to pay off and will ideally position us for future growth.”

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides below non-GAAP financial measures which better reflect the Company’s core business status and the development trend. A further explanation of the use of non-GAAP financial information and a reconciliation of the non-GAAP financial measures to the GAAP comparative balances can be found at the end of this release.

2015 Second Quarter Milestones and Operating Highlights

•	Introduced new centralized Layer3 Solution with SDN/NFV enabling that implements L3 VPN service over Packet Optical Transport network to bolster its packet optical transport and SDN portfolio.

•	Won a significant contract to support a major Carrier Wi-Fi system integration in Bangladesh, enabling the Company to enter a new and promising growth market.

•	Further streamlined operations and continued cost reduction efforts.

2015 Second Quarter Financial Performance Highlights

•	Second quarter 2015 GAAP revenues were $30.8 million, a decrease of 3.4% from $31.9 million for the corresponding period of 2014. Second quarter 2015 Non-GAAP revenues were $16.7 million, a decrease of 47.6% from $31.9 million for the corresponding period of 2014.

•	Second quarter 2015 GAAP gross margin was 29.5%, compared to 20.1% for the corresponding period of 2014. Second quarter 2015 Non-GAAP gross margin was 16.2%, compared to 20.1% for the corresponding period of 2014.

•	Second quarter 2015 GAAP operating expenses were $12.2 million, an increase of 32.6% from $9.2 million for the corresponding period in 2014. Second quarter 2015 Non-GAAP operating expenses were $11.7 million, an increase of 36.0% from $8.6 million for the corresponding period in 2014.

•	Second quarter 2015 GAAP operating loss was $3.1 million, compared to $2.8 million for the corresponding period of 2014. Second quarter 2015 Non-GAAP operating loss was $9.0 million, compared to $2.2 million for the corresponding period of 2014.

•	Second quarter 2015 GAAP net income attributable to UTStarcom’s shareholders was $2.9 million, compared to net loss $4.6 million for the corresponding period of 2014. Second quarter 2015 Non-GAAP net loss attributable to UTStarcom’s shareholders was $0.9 million, compared to $4.0 million for the corresponding period of 2014.

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•	Second quarter 2015 GAAP basic earnings per share was $0.08, compared to net loss per share of $0.12 for the corresponding quarter of 2014. Second quarter 2015 Non-GAAP basic net loss per share was $0.02, compared to $0.11 for the corresponding quarter of 2014.

•	As of June 30, 2015, cash, cash equivalents and short-term investments were $73.5 million.

Mr. Min Xu, UTStarcom’s Chief Financial Officer, commented, “In the second quarter, we concentrated on further streamlining our business and achieving higher efficiency in our operations, all as part of our accelerated strategic transformation. We also continued to invest in the development of our high margin products and sales capabilities in order to push forward the transformation of our business and to ultimately generate long-term shareholder value. ”

Second Quarter 2015 Financial Results

Second quarter 2015 GAAP financials included revenue recognition totaling $11.8 million related to sales that were subject to the Indian Department of Telecommunications (DoT) agreement. Between 2010 and 2015, sales of $11.8 million were deferred because it was difficult to assess the potential liability in the case of non-compliance with the DoT agreement. This revenue was recognized in the second quarter of 2015 given relaxed regulations as well as a 5-year track record which has allowed the Company to conclude that the potential liability is insignificant and the likelihood of non-compliance of the DoT agreement is low. In the second quarter, this newly recognized revenue had associated gross profit of $6.4 million and tax provision of $2.2 million. The contribution to second quarter net income was $4.2 million, or $0.11 per share.

Total Revenues

Three months ended June 30, 2015 and 2014

Total revenues for the second quarter of 2015 were $30.8 million, a decrease of 3.4% from $31.9 million for the corresponding period of 2014.

Total Non-GAAP revenues for the second quarter of 2015 were $16.7 million, a decrease of 47.6% from $31.9 million for the corresponding period of 2014.

•	Non-GAAP net sales from equipment for the second quarter of 2015 were $12.3 million, a decrease of 52.7% from $26.0 million for the corresponding period in 2014. The decrease was mainly due to 1) a strategic reduction of the lower margin TPS sales by more than $9 million in both Japan and India region; and 2) the fact that the Gigabit Ethernet Passive Optical Network (“GEPON”) product line has been discontinued after the last $4 million sale taking place in Q2 2014.

•	Non-GAAP net sales from equipment-based services for the second quarter of 2015 were $4.4 million, a decrease of 25.4% from $5.9 million for the corresponding period in 2014. The decrease was mainly due to a decrease in India service revenue.

Six months ended June 30, 2015 and 2014

Total revenues for the first half of 2015 were $63.7 million, a decrease of 0.8% from $64.2 million for the corresponding period of 2014.

Total Non-GAAP revenues for the first half of 2015 were $49.1 million, a decrease of 23.5% from $64.2 million for the corresponding period of 2014.

•	Non-GAAP net sales from equipment for the first half of 2015 were $37.3 million, a decrease of 28.0% from $51.8 million for the corresponding period in 2014. The decrease was mainly due to the strategic reduction of sales of value added Third Party Sales (“TPS”) which was partially offset by the increased sales of the Packet Optical Transport (“PTN”) product line.

•	Non-GAAP net sales from equipment-based services for the first half of 2015 were $11.8 million, a decrease of 4.8% from $12.4 million for the corresponding period in 2014. The decrease was mainly due to the decline in Multi Service Access Network (“MSAN”) product related service revenues in India which was partially offset by the increased sales of PTN product related services in Japan.

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Gross Profit

Three months ended June 30, 2015 and 2014

Gross profit was $9.1 million, or 29.5% of net sales, for the second quarter of 2015, compared to $6.4 million, or 20.1% of net sales, for the corresponding period in 2014.

Non-GAAP gross profit was $2.7 million, or 16.2% of net sales, for the second quarter of 2015, compared to $6.4 million or 20.1% of net sales, for the corresponding period in 2014.

•	Non-GAAP gross profit for equipment sales for the second quarter of 2015 was $3.9 million, a decrease of 37.1% from $6.2 million for the corresponding period in 2014. Non-GAAP gross margin for equipment sales for the second quarter of 2015 was 31.7%, compared to 23.8% for the corresponding period in 2014. The increase in gross margin was primarily due to the favorable mix of high margin products.

•	Non-GAAP gross profit for equipment-based services for the second quarter of 2015 was negative $1.2 million, compared to gross profit of $0.2 million for the corresponding period in 2014. Non-GAAP gross margin for equipment-based services for the second quarter of 2015 was negative 27.2%, compared to 3.6% for the corresponding period in 2014. The decrease in gross margin was primarily caused by India MSAN product related service cost.

Six months ended June 30, 2015 and 2014

Gross profit was $13.9 million, or 21.8% of net sales, for the first half of 2015, compared to $11.0 million, or 17.1% of net sales, for the corresponding period in 2014.

Non-GAAP gross profit was $7.5 million, or 15.3% of net sales, for the first half of 2015, compared to $11.0 million, or 17.1% of net sales, for the corresponding period in 2014.

•	Non-GAAP gross profit for equipment sales for the first half of 2015 was $9.6 million, a decrease of 11.9% from $10.9 million for the corresponding period in 2014. Non-GAAP gross margin for equipment sales for the first half of 2015 was 24.1%, compared to 21.1% for the corresponding period in 2014. The increase in gross margin was primarily caused by the favorable mix of relatively high margin PTN products sales.

•	Non-GAAP gross profit for equipment-based services for the first half of 2015 was negative $2.1 million, compared to gross profit of $0.1 million for the corresponding period in 2014. Non-GAAP gross margin for equipment-based services for the first half of 2015 was negative 17.8%, compared to 0.8% for the corresponding period in 2014. The decrease in gross margin was primarily caused by India MSAN product related service cost.

Operating Expenses

Three months ended June 30, 2015 and 2014

Operating expenses for the second quarter of 2015 were $12.2 million, an increase of 32.6% from $9.2 million for the corresponding period in 2014.

Non-GAAP operating expenses for the second quarter of 2015 were $11.7 million, an increase of 36.0% from $8.6 million for the corresponding period in 2014.

•	Non-GAAP selling, general and administrative (SG&A) expenses in the second quarter of 2015 were $8.1 million, compared to $5. 6 million for the corresponding period in 2014. The increase was mainly due to a whistleblower investigation cost of $2.7 million and severance cost of $0.4 million in the second quarter of 2015.

•	Non-GAAP research and development expenses in the second quarter of 2015 were $3.6 million, compared to $3.0 million for the corresponding period in 2014. The increase was mainly due to severance cost of $0.8 million in the second quarter of 2015.

Six months ended June 30, 2015 and 2014

Operating expenses for the first half of 2015 were $20.2 million, an increase of 18.1% from $17.1 million for the corresponding period in 2014.

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Non-GAAP operating expenses for the first half of 2015 were $19.5 million, an increase of 21.9% from $16.0 million for the corresponding period in 2014.

•	Non-GAAP selling, general and administrative expenses in the first half of 2015 were $13.3 million, compared to $10.7 million for the corresponding period in 2014. The increase was mainly due to a whistleblower investigation cost of $2.7 million and severance cost of $0.4 million in the first half of 2015.

•	Non-GAAP research and development expenses in the first half of 2015 were $6.2 million, compared to $5.3 million for the corresponding period in 2014. The increase was mainly due to severance cost of $0.8 million in the first half of 2015.

Operating Loss

Three months ended June 30, 2015 and 2014

Operating loss for the second quarter of 2015 was $3.1 million, compared to operating loss of $2.8 million for the corresponding period of 2014.

Non-GAAP operating loss for the second quarter of 2015 was $9.0 million, compared to Non-GAAP operating loss of $2.2 million for the corresponding period of 2014.

Six months ended June 30, 2015 and 2014

Operating loss for the first half of 2015 was $6.2 million, compared to operating loss of $6.1 million for the corresponding period of 2014.

Non-GAAP operating loss for the first half of 2015 was $11.9 million, compared to Non-GAAP operating loss of $5.0 million for the corresponding period of 2014.

Other Income (Expense), Net

Three months ended June 30, 2015 and 2014

Net other income for the second quarter of 2015 was $4.9 million compared to net other expenses of $0.4 million for the corresponding period in 2014. Other income in the quarter primarily consisted of $0.7 million realized gain from the Cortina investment, $2.8 million ESA loan impairment reversal, and $1.1 million ESA interest income. Other expenses in the second quarter of 2014 primarily consisted of $0.5 million of foreign exchange loss, which was mainly due to the appreciation of the Japanese yen against the U.S. dollar during the second quarter of 2014.

Six months ended June 30, 2015 and 2014

Net other income for the first half of 2015 was $5.4 million compared to net other income of $0.3 million for the corresponding period in 2014. Net other income in the first half of 2015 primarily consisted of $0.7 million realized gain from the Cortina investment, $2.8 million ESA loan impairment reversal, and $1.1 million ESA interest income. Net other income for the first half of 2014 primarily consisted of $0.8 million of foreign exchange loss, which was mainly due to the appreciation of the Japanese yen against the U.S. dollar and appreciation of the Indian Rupee against the U.S. dollar during the first half of 2014, and $1.0 million gain from the release of the reserve for tax indemnification provided to the buyers of the Company’s subsidiary in Korea due to the expiration of the statute of limitations.

Equity Pick Up of Losses of an Associate

After the Company’s preferred stock investment in UiTV Media was reduced to zero in Q4 2014, remaining UiTV Media losses are fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero.

Three months ended June 30, 2015 and 2014

Equity pick up of losses of an associate was $3.4 million for the second quarter of 2015, which represented 100% of UiTV Media losses, compared to $1.5 million for the second quarter of 2014, which represented a 49% loss pick up from the Company’s equity investment in UiTV Media.

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Six months ended June 30, 2015 and 2014

Equity pick up of losses of an associate was $6.6 million for the first half of 2015, which represented 100% of UiTV Media losses, compared to $2.7 million for the first half of 2014, which represented a 49% loss pick up from the Company’s equity investment in UiTV Media.

Net Income (Loss)

Three months ended June 30, 2015 and 2014

Net income attributable to UTStarcom’s shareholders for the second quarter of 2015 was $2.9 million, compared to net loss attributable to UTStarcom’s shareholders of $4.6 million for the corresponding period in 2014. Basic earnings per share for the second quarter of 2015 was $0.08, compared to basic net loss per share of $0.12 for the second quarter of 2014.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the second quarter of 2015 was $0.9 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $4.0 million for the corresponding period in 2014. Non-GAAP basic net loss per share for the second quarter of 2015 was $0.02, compared to Non-GAAP basic net loss per share of $0.11 for the second quarter of 2014.

Six months ended June 30, 2015 and 2014

Net loss attributable to UTStarcom’s shareholders for the first half of 2015 was $2.5 million, compared to net loss attributable to UTStarcom’s shareholders of $7.9 million for the corresponding period in 2014. Basic net loss per share for the first half of 2015 was $0.07, compared to basic net loss per share of $0.21 for the first half of 2014.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the first half of 2015 was $6.0 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $6.8 million for the corresponding period in 2014. Non-GAAP basic net loss per share for the first half of 2015 was $0.16, compared to Non-GAAP basic net loss per share of $0.18 for the first half of 2014.

Cash Flow

•	Cash used in operating activities for the second quarter of 2015 was $4.3 million.

•	Cash provided by investing activities for the second quarter of 2015 was $11.8 million.

•	Cash used in financing activities for the second quarter of 2015 was $1.1 million, mainly due to the $1.1 million shares repurchase.

As of June 30, 2015, UTStarcom had cash, cash equivalents and short-term investments of $73.5 million.

Overview of Recent Key Events

Major Contract Win in Bangladesh

In April 2015, the Company won a significant contract to support a major Carrier Wi-Fi system integration for Banglalion Communications Ltd., a leading Wireless Interoperability for Microwave Access (WiMAX) 4G operator in Bangladesh. This partnership further complements the Company’s efforts to expand its global footprint and will allow the Company to enter a new and important growth market. This is an initial project for UTStarcom in Bangladesh and the first time UTStarcom Carrier Wi-Fi solution is going to be adopted by another operator, having successfully piloted the product with Softbank in Japan.

Partner aioTV Secures Key New Patent

In May 2015, the Company’s partner aioTV received a new critical patent from the U.S. Patent and Trademark Office. This latest patent, in addition to aioTV’s other granted patents, is indicative of its growing capabilities to enable video providers to create channels and packages from a blend of VOD, linear and Internet video within a common experience.

Returning Cash to Shareholders

In November 2014, the Company's Board of Directors approved a share repurchase program of up to $40 million of its outstanding shares over the following 24 months to enhance shareholder value as part of the Company's longstanding commitment to shareholders. As of August 11, 2015, the Company has repurchased approximately 1.4 million shares for $3.5 million in total.

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Business Outlook

In terms of the near-term outlook, the effects of the strategic adjustment to the Company’s business strategy that was announced in June 2015 will impact the Company’s revenue profile and alter its financial goals for the remainder of 2015. The Company believes that the more aggressive transformation efforts underway will ultimately yield a stronger, more competitive and more profitable business in the long-term.

For the third quarter, the Company expects to generate non-GAAP revenue in the range of $18 million to $22 million.

Mr. Wong concluded, “Looking ahead, we are committed to innovative product development as well as further cost reduction and we believe this is in the best interest of our business. We remain resolutely focused on developing the best technology in the market and delivering value for our customers as well as long-term value for our shareholders. We are confident that we have made the right decisions regarding the strategic direction of the Company and look forward to the positive impact this will have in the medium and long-term.”

Second Quarter 2015 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, August 14, 2015 (8:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

International: + 61-2-8524-5042

The attendee passcode is: 2599393

A replay of the call will be available two hours after the end of the conference call until 11:59 p.m. U.S. Eastern Time on August 20, 2015.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The replay passcode for accessing the recording is 2599393.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

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About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Deputy Director, FP&A and IR

Email: fei.wang@utstar.com

Jiang Ning, Investor Relations
Email: njiang@utstar.com

Joanna Jiang (Beijing)
Tel: +86-10-8591-1958
Email: Joanna.Jiang@fticonsulting.com

Sean Pattwell (Hong Kong)
Tel: +852-3768-4543
Email: Sean.Pattwell@fticonsulting.com

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2015	2014
ASSETS	(In thousands, except par value)
Current assets:
Cash, cash equivalents	$73,534	$77,824
Short-term investments	-	2,299
Accounts and notes receivable, net	12,943	16,690
Inventories and deferred costs	56,729	75,916
Prepaids and other current assets	32,692	33,068
Total current assets	175,898	205,797
Long-term assets:
Property, plant and equipment, net	2,353	3,037
Long-term deferred costs	1,948	4,956
Other long-term assets	49,552	65,273
Total long-term assets	53,853	73,266
Total assets	$229,751	$279,063

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$18,518	$29,769
Customer advances	32,946	49,244
Deferred revenue	19,680	26,819
Other current liabilities	26,739	23,582
Total current liabilities	97,883	129,414
Long-term liabilities:
Long-term deferred revenue and other liabilities	22,017	34,320
Total liabilities	119,900	163,734

Total equity	109,851	115,329
Total liabilities and equity	$229,751	$279,063

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operation

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(in thousands, except per share data)

Net sales	$30,786	$31,897	$63,743	$64,241
Cost of net sales	21,702	25,496	49,811	53,239
Gross profit	9,084	6,401	13,932	11,002
	29.5%	20.1%	21.9%	17.1%
Operating expenses:
Selling, general and administrative	8,551	6,248	13,926	11,799
Research and development	3,634	2,976	6,249	5,327
Total operating expenses	12,185	9,224	20,175	17,126

Operating income(loss)	(3,101)	(2,823)	(6,243)	(6,124)

Interest income(expense), net	(158)	10	178	49
Other income (expense), net	4,907	(432)	5,425	299
Equity pick up of losses of an associate	(3,356)	(1,483)	(6,576)	(2,676)
Income(loss) before income taxes	(1,708)	(4,728)	(7,216)	(8,452)
Income taxes benefit(expense)	4,560	141	4,677	575
Net income(loss)	2,852	(4,587)	(2,539)	(7,877)

Net income(loss) attributable to UTStarcom Holdings Corp.	$2,852	$(4,587)	$(2,539)	$(7,877)

Net income(loss)per share attributable to UTStarcom Holdings Corp.—Basic	$0.08	$(0.12)	$(0.07)	$(0.21)
Weighted average shares outstanding—Basic	37,307	37,413	37,316	36,958

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)	$2,852	$(4,587)	$(2,539)	$(7,877)
Depreciation and amortization	610	650	1,228	1,307
Provision for (recovery of ) doubtful accounts	14	23	31	54
Stock-based compensation expense	500	608	725	1,108
Gain on sale of investments	(665)	-	(1,250)	-
Net (gain) loss on disposal of assets	156	4	262	4
Gain on release of tax liability due to expiration of the statute of limitations	(7,747)	-	(7,747)	(992)
Deferred income taxes	(26)	(8)	(49)	(31)
Loss from equity investments, net	3,356	1,483	6,576	2,676
Changes in operating assets and liabilities:	(3,385)	(1,638)	(10,740)	(2,830)
Net cash provided by (used in) operating activities	(4,335)	(3,465)	(13,503)	(6,581)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(434)	(526)	(813)	(535)
Payment for NGN divestiture	-	(804)	-	(804)
Loan to UiTV	-	-	(1,170)	-
Change in restricted cash	1,484	(1,578)	1,215	(1,655)
Convertible bond repayment from IPTV	10,000	-	10,000	-
Dividend Payment from SBI	83	-	83	-
Proceeds from sale of investments	665	-	3,076	-
Net cash provided by (used in) investing activities	11,798	(2,908)	12,391	(2,994)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share	-	-	-	5,340
Repurchase of ordinary share	(1,110)	-	(2,653)	(9,865)
Net cash provided by (used in) financing activities	(1,110)	-	(2,653)	(4,525)
Effect of exchange rate changes on cash and cash equivalents	(719)	1,156	(525)	1,440
Net increase(decrease) in cash and cash equivalents	5,634	(5,217)	(4,290)	(12,660)
Cash and cash equivalents at beginning of period	67,900	100,330	77,824	107,773
Cash and cash equivalents at end of period	$73,534	$95,113	$73,534	$95,113

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(in thousands, except per share data)
Non-GAAP Revenue	$16,699	$31,874	$49,146	$64,195
Non-GAAP Gross profit	2,713	6,420	7,560	11,028
Non-GAAP Gross Margin %	16.2%	20.1%	15.4%	17.2%
Non-GAAP Operating income(loss)	(8,994)	(2,215)	(11,911)	(5,015)
Non-GAAP Net income(loss) attributable to UTStarcom	$(867)	$(3,979)	$(6,033)	$(6,768)
Non-GAAP Net income(loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.02)	$(0.11)	$(0.16)	$(0.18)
Weighted average shares outstanding—Basic	37,307	37,413	37,316	36,958

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Utstarcom Corporation

GAAP to Non-GAAP Reconcilidation

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses,one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months Ended Jun 30,		Six months Ended Jun 30,
	2015	2014	2015	2014
	(in thousands, except per share data)
Reconciation of Revenue
GAAP Net revenue	$30,786	$31,897	$63,743	$64,241
Less: India DoT revenue	11,839		11,839
Less: China IPTV revenue	2,248	23	2,758	46
Non-GAAP Net revenue	$16,699	$31,874	$49,146	$64,195

GAAP Gross Margin
US. GAAP as reported	$9,084	$6,401	$13,932	$11,002
Less: India DoT gross profit	6,393		6,393
Add: Stock based compensation - COGS	22	19	21	26
Non-GAAP Gross Margin	$2,713	$6,420	$7,560	$11,028

Reconciation of Operation Income(loss)
GAAP Operation Income(loss)	$(3,101)	$(2,823)	$(6,243)	$(6,124)
Less: India DoT gross profit	6,393		6,393
Add: Stock based compensation	500	608	725	1,109
Non-GAAP Operation Income(loss)	$(8,994)	$(2,215)	$(11,911)	$(5,015)

Reconciation of Net Income(loss)
GAAP Net Income(loss)	$2,852	$(4,587)	$(2,539)	$(7,877)
Less: India DoT gross profit	6,393		6,393
Add: India DoT tax provision	2,174		2,174
Add: Stock based compensation	500	608	725	1,109
Non-GAAP Net Income(loss)	$(867)	$(3,979)	$(6,033)	$(6,768)

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